

Mailstop 3233

December 19, 2016

Via E-mail
Steven J. Little
Chief Financial Officer
CapWest Income, LLC
2009 E. Windmill Lane
Las Vegas, NV 89123

> **Re: CapWest Income, LLC
>   Amendment No. 1 to
>   Offering Statement on Form 1-A
>   Filed December 1, 2016
>   File No. 024-10620**

Dear Mr. Little:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2016 letter.

General

1.   We note your response to comment 2 of our letter, and we have referred it to the Division of Investment Management for further review.

Financial Statements, page 24

2.   It is not clear why you have removed the audited statements of operations, members' equity, and cash flows for the period from June 6, 2016 ("Inception") through June 30, 2016. Please revise to include these audited statements *and* the unaudited statements for the period ended September 30, 2016.

Exhibit 1A-11

3.   We note that the auditor's consent does not include reference to the use of their name in the disclosure under the heading "Interest of Named Experts and Council". Please obtain and file a consent from your auditor that references *both* their audit report *and* the reference to their name in the disclosure under the heading "Interest of Named Experts and Council".

        You may contact William Demarest, Staff Accountant, at (202) 551-3432, or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Gupta Barros

                                        Sonia Gupta Barros
                                        Assistant Director
                                        Office of Real Estate and
                                        Commodities

cc: Bryan Clark, Esq.